Exhibit 99.1

TD to acquire Epoch Investment Partners

•	Complements TD Asset Management’s existing capabilities

•	Immediately and significantly advances organic growth strategy for TD’s North American Wealth business

TORONTO, December 6, 2012 /CNW/ - TD (TD) (TSX and NYSE: TD) and Epoch Holding Corporation (NASDAQ: EPHC) including its subsidiary Epoch Investment Partners, Inc.  today announced that they have signed a definitive agreement under which Epoch will be acquired by TD Bank Group for approximately US$668 million, in an all-cash transaction. Epoch Holding Corporation shareholders will receive US$28.00 in cash per share, representing a premium of approximately 28 per cent to Epoch’s closing price on December 5, 2012.

“We’ve been looking for an opportunity to acquire a U.S. asset manager to build our North American Wealth business, which is a key growth area for TD,”   said Mike Pedersen, Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. “This acquisition makes strategic sense for TD.  It will broaden our offer for institutional and retail clients in Canada and will immediately and significantly strengthen our U.S. Wealth business.”

Epoch is a highly successful asset management firm with an excellent record of investment performance and an extremely strong and experienced management team. Epoch’s investment strategies have exceeded their performance benchmarks over the past five years and their thought leadership in the investment community is well recognized. Founded in 2004 and headquartered in New York City, Epoch has 65 employees. Their asset management team has an average of over 20 years of investment management experience.

“The combination of our two firms, which share compatible cultures and complementary investment disciplines, will help us better serve clients on both sides of the border. Epoch will enable TD Asset Management to substantially broaden our expertise in U.S. and global equities,” said Brian Murdock, Chairman & CEO, TD Asset Management. “This transaction represents an excellent opportunity for both Epoch and TD Asset Management to build on our respective strengths to solve client needs.”

“Epoch is pleased to be joining forces with TD, whose financial strength will enhance our competitive advantage as we continue to deepen and expand our capabilities,” said William W. Priest, CEO, Epoch Investment Partners, Inc. “We are confident that this transaction will strengthen Epoch’s existing franchise and further support our client focused efforts. Our investment management philosophy aligns with TD’s long-term strategy.  This transaction allows us to combine Epoch’s U.S. and global equities expertise with TD’s client-centric approach.”

Epoch Holding Corporation’s Board of Directors has unanimously recommended this transaction to their shareholders for approval. Members of Epoch Holding Corporation’s management team and Board of Directors, who currently hold approximately 28 per cent of the company’s outstanding shares, have demonstrated their support for the transaction by agreeing to vote such shares in favor of the transaction.

With this transaction, TD expects to add approximately US$24 billion in assets under management at closing to the US$207 billion already under management by TD Asset Management. Following the completion of the transaction, Epoch will continue to operate and serve clients under its current brand name and operating structure.

Additional details of the transaction

Subject to the approval of Epoch Holding Corporation’s stockholders, receipt of regulatory approvals and satisfaction of other customary closing conditions for a transaction of this type, this transaction is expected to close in the first half of 2013. The acquisition is expected to have minimal impact on TD’s earnings in fiscal 2013 and to be accretive in fiscal 2014. At closing, TD’s Basel III Common Equity Tier 1 ratio is expected to decrease by approximately 24 basis points on a pro forma basis as at TD's last quarter ending October 31, 2012 as a result of the transaction.

Investor information:

TD will briefly discuss this transaction during its fourth quarter results call which will be audio webcast live at www.td.com/investor/ at 3:00 p.m. ET today.  The presentation material referenced during the call will be available on the website at www.td.com/investor/calendar_arch.jsp. A listen-only telephone line will be available at 416-644-3415 or 1-877-974-0445 (toll free).

About TD

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 8.5 million online customers. TD had CDN$811 billion in assets on October 31, 2012.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About Epoch

Epoch Holding Corporation conducts its operations through Epoch Investment Partners, Inc., a wholly owned subsidiary and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Investment management and investment advisory services are the Company's sole line of business. Headquartered in New York, the Company's investment strategies include U.S. Equity (All Cap, Large Cap, SMID Cap and Small Cap Value; Choice and Shareholder Yield), Global Equity (Shareholder Yield, Choice, Absolute Return and Small Cap) and International Small Cap.

For more information about Epoch contact Adam Borak at Epoch Investment Partners, Inc. 212-400-4708, aborak@eipny.com or visit Epoch's website at www.eipny.com.

Caution Regarding Forward Looking Information, and Other Matters

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, but are not limited to, statements regarding TD’s objectives and priorities for 2013 and beyond and strategies to achieve them, and TD’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy and other risks, all of which are discussed in TD’s 2012 Management’s Discussion and Analysis (“MD&A”).

With regard to TD’s proposed acquisition of Epoch, there can be no assurance that TD will realize the anticipated benefits or results of the acquisition due to a variety of factors, including: inability to complete the acquisition in the timeframe anticipated, obtain client or regulatory approvals of the transaction, obtain approval of the transaction by Epoch Holding Corporation stockholders, or satisfy other closing conditions to the transaction on the proposed terms and timeframe; difficulties or delays in integrating Epoch or higher than anticipated integration costs; lower than anticipated assets under management, inability to maintain significant advisory relationships, lower than anticipated margins, and lower than anticipated new client account origination.

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD’s results. For additional information, please see the “Risk Factors and Management” section of the 2012 MD&A.  TD’s material general economic assumptions are set out in TD’s 2012 MD&A under the heading “Economic Summary and Outlook” and for each of the business segments under the heading “Business Outlook and Focus for 2013”.

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD’s forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD’s shareholders and analysts in understanding TD’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:

Stephen Knight
TD Bank Group
416-983-5804